EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Exponent, Inc.:

We consent to the use of our report dated March 5, 2008, with respect to the consolidated balance sheets of Exponent, Inc. as of December 28, 2007 and December 29, 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 28, 2007, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 28, 2007, incorporated herein by reference.

Effective December 31, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

/s/ KPMG LLP

San Francisco, California

May 29, 2008